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                                       Filed by Provident Bankshares Corporation
                          Pursuant to Rule 425 under the Securities  Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                               Subject Company: Southern Financial Bancorp, Inc.
                                                     Commission File No. 0-22836

      On November 3, 2003, Provident Bankshares Corporation, a Maryland corporation and Southern Financial Bancorp, Inc., a Virginia corporation, jointly issued the following press release:



PROVIDENT BANK                                           SOUTHERN FINANCIAL BANK
--------------------------------------------------------------------------------
                                                   PROVIDENT BANKSHARES CONTACT:
                                             Media: Lillian Kilroy (410)277-2833
                          Investment Community: Josie Porterfield (410) 277-2889
                                       SOUTHERN FINANCIAL BANCORP, INC. CONTACT:
                          Patricia A. Ferrick, Senior VP and CFO: (540) 349-3900




             PROVIDENT BANKSHARES CORPORATION AND SOUTHERN FINANCIAL
                    BANCORP, INC. ANNOUNCE STRATEGIC MERGER

               *  Strengthens Commercial Market Position in Metro
               Washington and Northern Virginia
               *  Extends Presence into Central and Eastern Virginia

BALTIMORE: (November 3, 2003) - Provident Bankshares Corporation (NASDAQ: PBKS), the parent company of Provident Bank, the second largest independent commercial bank headquartered in Maryland, and Southern Financial Bancorp, Inc., (NASDAQ:
SFFB), the parent company of Southern Financial Bank, announced today the signing of a definitive agreement for Southern Financial Bancorp to be merged into Provident Bankshares Corporation.

         The merger reflects Provident's clearly defined business strategies that include expansion into the Metro Washington area. Provident first entered that region as a result of a merger with First Citizens Financial Corporation. That transaction added 15 branches to Provident's network and a solid presence in Washington's Maryland suburbs. Currently, Provident operates 116 offices including both traditional and in-store locations. The bank has 50 branches in Metro Washington and 66 in the Baltimore area. Provident's network now stretches from Baltimore into Frederick, Montgomery and Prince George's Counties of Maryland as well as into Northern Virginia and southern Pennsylvania.

         Southern Financial Bank, based in Warrenton, Virginia, was founded in 1986. It is the largest Virginia based bank operating in the Commonwealth's most attractive markets. Southern Financial will have $1.5 billion in assets and operate 33 offices following its acquisition of Essex Bancorp, Inc. which is expected to close in the first quarter of 2004. Including Essex, the bank has branches in the fast growing Northern Virginia areas of Fairfax, Loudoun and Prince William Counties as well as Richmond, Charlottesville and the Tidewater areas. Southern Financial is a leading SBA lender with a strong business banking focus. In July of 2003, Southern was ranked 12th on Fortune Small Business' list of America's Fastest Growing Small Companies.




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         Provident Bankshares Corporation Chairman and Chief Executive Officer
Gary N. Geisel called the merger an "excellent fit" for both companies. "We've been looking for the right strategic fit for us in Northern Virginia for over three years and with Southern Financial, I'm certain we found that fit--strategically, culturally and financially. Strategically, we extend our reach into Northern Virginia and add Southern Financial's strong business banking focus to our core competency, consumer banking. Culturally, both organizations pursue strong commitments to our customers, our employees and the communities we serve. And financially, we see opportunities to accelerate the improvement in our balance sheet fundamentals and provide long-term shareholder value.

         Southern Financial Bancorp Chairman and Chief Executive Officer Georgia
S. Derrico said, "We believe that Southern Financial and its core of dedicated employees have built a unique institution focused on small and middle market customers. Our goal has been to provide every credit and non-credit banking service which any middle-market business could conceivably require. That has been the engine of our growth. Provident will continue to support that focus. In addition, our strategic partnership with Provident will bring an expanded product base and a vastly more sophisticated marketing capability to our retail branch system. Combining our commercial banking business with Provident's superb retail base will create a Mid-Atlantic powerhouse.

         Since I founded this company in 1986, I have always focused on the best interest of our shareholders and this merger agreement continues that emphasis. For our customers and employees, this represents a new chapter - but one we believe will fuel personal growth for our employees and business growth for our customers."

Terms of the Merger

         Under the terms of this $330 million transaction, shareholders of Southern Financial will receive 1.0875 shares of Provident common stock and $11.125 in cash for each Southern Financial share held. Based upon the stated value of $44.50 the price represents 272% of pro forma book value and 19.0x 2004 Earnings Per Share per First Call. The merger, which is subject to regulatory and shareholder approval, is expected to be completed in the second quarter of 2004. In the first full year of operation, Provident expects the Southern Financial transaction to be accretive to GAAP earnings and neutral to tangible capital.

Provident/Southern: A Strategic Partnership

         Provident Bankshares Corporation Chairman and Chief Executive Officer Gary N. Geisel added, "We have consistently commented that further expansion into the Metro Washington market and enhanced commercial business operations were key business strategies for Provident. This merger not only extends Provident's presence in these attractive markets but it also provides Southern Financial customers with more options and convenience for all of their banking needs.At the same time, Southern Financial's established business banking relationships will play a key role in our plans to boost Provident's commercial presence in this growing, vibrant region. We are confident that the combined organization will provide an outstanding sales and service experience for our customers, a rewarding environment for our employees and superior long term returns for our shareholders."


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         Provident Bankshares Corporation is the holding company for Provident
Bank, a regional, full-service commercial bank with $4.9 billion in assets. Provident serves individuals and businesses in the dynamic Baltimore-Washington corridor through a network of 116 offices in Maryland, Northern Virginia and southern York County, Pennsylvania. Provident Bank offers a complete line of financial services that include retail and commercial banking and additional services through wholly owned subsidiaries. Mutual funds, annuities, and insurance products are available through Provident Investment Company and leases through Court Square Leasing and Provident Lease Corp. Visit Provident on the Web at www.provbank.com
       ----------------

         Southern Financial Bancorp, Inc. and its subsidiary, Southern Financial Bank specialize in providing a broad spectrum of financial services to individuals and small to medium size businesses. Headquartered in Warrenton, Virginia, the Bank serves through a network of 27 branches located in Northern Central Virginia and Washington D.C. Southern Financial Bank offers a complete spectrum of deposit products. In addition, Southern Federal is an active lender to small businesses and consumers. Southern Financial Bank ranked as the leading originator of U.S. Small Business Administration (SBA) loans in dollar volume approved by the Richmond and Washington, D.C. regional offices of the SBA for the fiscal year ended 9/30/02. Visit Southern Financial on the web at www.southernfinancialbank.com
-----------------------------

Analyst and Investor Teleconference

Executives from Provident Bank and Southern Financial will conduct a teleconference for analysts and investors today at 10:30 am eastern standard time. The phone number for the call is (800) 915-4836. The teleconference will also be webcast on the Provident website at www.provbank.com. Choose the selection for "Corporate Information and Investor Relations" to access the link to the webcast. The teleconference will include forward-looking information. A replay of the webcast will be available until November 30, 2003. An audio replay of the teleconference will also be available until 11:59 p.m. November 10, 2003 at (800) 428-6051, passcode ID 311956. A presentation summarizing the transaction will be posted on the Provident website today and can be accessed by selecting the link to Corporate Information and Investor Relations and then selecting the link to Presentations.


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Provident Bankshares Corporation and Southern Financial Bancorp, Inc. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC").

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by Provident
      -----------
Bankshares Corporation will be available free of charge from the Investor Relations Department at Provident Bankshares Corporation, 114 East Lexington Street, Baltimore, Maryland 21202. Documents filed with the SEC by Southern Financial Bancorp, Inc. will be available free of charge from the Investor Relations Department at Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186.

The directors, executive officers, and certain other members of management of Provident Bankshares Corporation and Southern Financial Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management,



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shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This release, and the associated conference call, web cast, other written materials, and statements management may make, may contain certain forward-looking statements regarding the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," or other similar expressions. The Company's ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release and the associated conference call and web cast: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability of the companies to consummate the merger; the ability of Southern Financial to timely complete its acquisition of Essex Bancorp, Inc.; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies' operations, pricing, and services.

The company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

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